EXHIBIT 99.1

Lombard Medical Reports Positive Five-Year Aorfix™ Endovascular Stent Graft Clinical Results in AAA Patients with Challenging Anatomy

Aorfix Remains the Only Global On-Label Solution for Tortuous AAA Anatomy

IRVINE, Calif., June 13, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced positive clinical results from The Prospective Aneurysm Trial: High Angle Aorfix™ Bifurcated Stent Graft (PYTHAGORAS trial) at the 2016 Society for Vascular Surgery Annual Meeting in National Harbor, Maryland.  The PYTHAGORAS trial is a prospective, controlled, multicenter U.S. trial designed to evaluate the safety and effectiveness of the Aorfix endograft for the treatment of highly angulated aortic necks or tortuous aortoiliac anatomy.

Key highlights from the PYTHAGORAS trial clinical results include:

  218 patients were enrolled in the U.S. trial, 151 of which had high neck angles; 87 percent of surviving patients were followed up at 5 years.
  The core lab reported no type 1 or type 3 endoleaks in any annual CT imaging follow up after the first year.
  60 percent of angled neck patients had significant aneurysm sac shrinkage at 5 years. Low angle patients had similar outcomes, illustrating the tolerance of Aorfix to extreme angulation.
  All-cause mortality, aneurysm-related mortality, secondary intervention and aneurysm rupture rates over 5 years were compared with the Lifeline Registry of U.S. EVAR trials in normal anatomy and were found to be equivalent.  There were no significant differences between Aorfix results in standard and highly angulated necks.

Mahmoud B. Malas, MD, Associate Professor of Surgery, Director of Endovascular Surgery, Johns Hopkins Bayview Medical Center, said, “The U.S. PYTHAGORAS trial is the first EVAR clinical trial to include a majority of highly angulated (greater than 60 degree) infra-renal aortic necks as well as a higher percentage of female patients (29 percent).  Moreover, the suitability of patients to be included was determined by the investigators rather than the Company, resulting in many more ‘real-world’ cases being recruited.  Angulation alone has been associated with worse outcomes in EVAR and unfortunately, female EVAR patients usually have complication rates that far exceed those of males.  These factors and the addition of ‘real-world’ anatomy made the study group of patients highly challenging from many perspectives.  Pertinent outcomes were better than or similar to trials that did not have these risk factors.  The results attest to the long-term durability of the Aorfix design and support the use of this endovascular option, which is ‘on-label’ even in patients with hostile anatomy, including highly angulated aortic necks.”

“These five-year clinical results validate the unique Aorfix helical design in one of the largest prospective clinical trials ever designed to study a challenging and high risk population,” said CEO Simon Hubbert.  “These results clearly demonstrate that Aorfix is the only evidence-based and on-label solution for treating this patient population.”

Dr. Malas presented “Long-Term Outcomes of the PYTHAGORAS U.S. Clinical Trial of the Aorfix Endograft for EVAR in Patients with Highly Angulated Necks” at the 2016 Vascular Annual Meeting of the Society of Vascular Surgery on Saturday, June 11, 2016, during the Plenary Session of Late Breaking Clinical Trials.

EVAR is associated with significantly lower morbidity and mortality compared with open repair, and is the preferred means to treat abdominal aortic aneurysms.  However, there are a number of anatomical factors that limit the applicability of EVAR to exclude approximately 20 percent of the U.S. patient population.  Severe infra-renal aortic neck angulation is one major limitation to the use of EVAR and as a result, most manufacturers exclude highly angulated aortic necks from their aortic stent-graft instructions for use.

About Aorfix™ Endovascular Stent Graft
Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs).  When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture.  Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees.  Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends.  Aorfix has been evaluated in three studies and used in more than 7,000 procedures worldwide.  Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, Uruguay, and now Australia.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura was launched in Europe in January 2016, with an international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764